UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

VIPSHOP HOLDINGS LIMITED

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

92763W103

(CUSIP Number)

Sequoia Capital China II, L.P.

Suite 2215

Two Pacific Place

88 Queensway

Hong Kong, PRC

Attention: Neil Nanpeng Shen

Telephone: 852 2501-8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

November 24, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This Schedule 13D (this “Statement”) constitutes Amendment No. 6 of the Schedule 13D on behalf of Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Management II, L.P., Sequoia Capital 2010 CV Holdco, Ltd., Sequoia Capital China Venture 2010 Fund, L.P., Sequoia Capital China Venture 2010 Partners Fund, L.P., Sequoia Capital China Venture 2010 Principals Fund, L.P., SC China Venture 2010 Management, L.P., SC China Holding Limited, SNP China Enterprises Limited, and Neil Nanpeng Shen. This Statement constitutes Amendment No. 4 of the Schedule 13D on behalf of Sequoia Capital China UR Holdings Limited.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 2 of 18

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China II, L.P. IRS Identification No. 26-0204241
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,411,017
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,411,017
11.	Aggregate amount beneficially owned by each reporting person 3,411,017
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.5%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 3 of 18

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Partners Fund II, L.P. IRS Identification No. 98-0577551
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 71,079
	9.	Sole dispositive power 0
	10.	Shared dispositive power 71,079
11.	Aggregate amount beneficially owned by each reporting person 71,079
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.1%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 4 of 18

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Principals Fund II, L.P. IRS Identification No. 33-1190312
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 547,790
	9.	Sole dispositive power 0
	10.	Shared dispositive power 547,790
11.	Aggregate amount beneficially owned by each reporting person 547,790
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 5 of 18

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Management II, L.P. IRS Identification No. 26-0204084
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,029,886
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,029,886
11.	Aggregate amount beneficially owned by each reporting person 4,029,886
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.1%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 6 of 18

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital 2010 CV Holdco, Ltd. IRS Identification No. 98-0660286
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,552,386
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,552,386
11.	Aggregate amount beneficially owned by each reporting person 2,552,386
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.6%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 7 of 18

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Fund, L.P. IRS Identification No. 98-0678098
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,552,386
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,552,386
11.	Aggregate amount beneficially owned by each reporting person 2,552,386
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.6%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 8 of 18

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Partners Fund, L.P. IRS Identification No. 98-0705138
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,552,386
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,552,386
11.	Aggregate amount beneficially owned by each reporting person 2,552,386
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.6%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 9 of 18

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Principals Fund, L.P. IRS Identification No. 98-0705154
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,552,386
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,552,386
11.	Aggregate amount beneficially owned by each reporting person 2,552,386
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.6%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 10 of 18

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC China Venture 2010 Management, L.P. IRS Identification No. 98-0678096
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,552,386
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,552,386
11.	Aggregate amount beneficially owned by each reporting person 2,552,386
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.6%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 11 of 18

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC China Holding Limited IRS Identification No. – N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,582,272
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,582,272
11.	Aggregate amount beneficially owned by each reporting person 6,582,272
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.7%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 12 of 18

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SNP China Enterprises Limited IRS Identification No. – N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,582,272
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,582,272
11.	Aggregate amount beneficially owned by each reporting person 6,582,272
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.7%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 13 of 18

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China UR Holdings Limited IRS Identification No. – N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 206,342
	9.	Sole dispositive power 0
	10.	Shared dispositive power 206,342
11.	Aggregate amount beneficially owned by each reporting person 206,342
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 14 of 18

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Neil Nanpeng Shen
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 747,994
	8.	Shared voting power 6,788,614
	9.	Sole dispositive power 747,994
	10.	Shared dispositive power 6,788,614
11.	Aggregate amount beneficially owned by each reporting person 7,536,608
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.7%
14.	Type of reporting person (see instructions) IN

For each Reporting Person other than Sequoia Capital China UR Holdings Limited (“SCC UR”), except as set forth below, the Schedule 13D as initially filed on April 9, 2012, amended by Amendment No. 1 thereto on March 20, 2013, Amendment No. 2 thereto on June 24, 2013, Amendment No. 3 thereto on September 10, 2013, Amendment No. 4 thereto on November 21, 2013, and Amendment No. 5 thereto on August 26, 2014 remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the initial Schedule 13D filing is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits. This Schedule 13D constitutes Amendment No. 4 to the initial Schedule 13D filing on behalf of SCC UR that was filed on June 24, 2013, amended by Amendment No. 1 thereto on September 10, 2013, Amendment No. 2 thereto on November 21, 2013 and Amendment No. 3 thereto on August 26, 2014.

ITEM 1.	SECURITY AND ISSUER.

Item 1 is hereby amended and restated as follows:

This Statement on Schedule 13D (this “Statement”) relates to the Class A Ordinary Shares, $0.0001 par value per share (“Ordinary Shares”), of Vipshop Holdings Limited, a Cayman Islands corporation (“Vipshop”). The principal executive offices of Vipshop are located at No. 20 Huahai Street, Liwan District, Guangzhou 510370, The People’s Republic of China (86-20) 2233-0000.

On September 15, 2014, Vipshop shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which Vipshop’s authorized share capital was re-classified and re-designated into Ordinary Shares and Class B ordinary shares, with each Ordinary Share being entitled to one (1) vote and each Class B ordinary share being entitled to ten (10) votes on all matters that are subject to shareholder vote. As a result, all of the Vipshop shares held by the Reporting Persons were reclassified into Ordinary Shares. In addition, effective on November 3, 2014, Vipshop changed its ADS to Ordinary Share ratio from one ADS representing two Ordinary Shares to five ADSs representing one Ordinary Share. As a result, all of the Vipshop ADSs held by the Reporting Persons were adjusted to give effect to this new ratio.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by adding the following new paragraph immediately following the first paragraph:

In September 2014, SCC UR sold an aggregate of 153,292 Ordinary Shares in the form of 76,646 ADSs as further described in Item 4 below. On November 3, 2014, Neil Nanpeng Shen sold an aggregate of 40,000 Ordinary Shares in the form of 20,000 ADSs (reflecting the number of ADSs held prior to giving effect to the change in the ADS to Ordinary Share ratio described in Item 1 above) as further described in Item 4 below. On November 24, 2014, certain Reporting Persons disposed of an aggregate of 2,000,000 Ordinary Shares in a pro rata in-kind distribution to certain of their partners or members as further described in Item 4 below. Following such distribution, the aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 7,536,608.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is amended by adding the following new paragraphs after the eighth paragraph thereof:

In September 2014, SCC UR sold an aggregate of 153,292 Ordinary Shares in the form of 76,646 ADSs for aggregate consideration of $15,905,561. On November 3, 2014, Neil Nanpeng Shen sold an aggregate of 40,000 Ordinary Shares in the form of 20,000 ADSs (reflecting the number of ADSs held prior to giving effect to the change in the ADS to Ordinary Share ratio described in Item 1 above) for aggregate consideration of $4,625,050.

On November 24, 2014, SCC II, SCC PTRS II, SCC PF II and SC CV HOLD disposed of an aggregate of 2,000,000 Ordinary Shares in a pro rata in-kind distribution to certain of their partners or members, including subsequent distributions by general partners or managing members to their respective partners or members (the “November 2014 Distribution”). SCC II distributed 1,036,425 Ordinary Shares, SCC PTRS II distributed 21,597

Ordinary Shares, SCC PF II distributed 166,444 Ordinary Shares and SC CV HOLD distributed 775,534 Ordinary Shares. In connection with the November 2014 Distribution, (a) Neil Nanpeng Shen received an aggregate of 187,066 Ordinary Shares, and (b) SCC UR, which is a limited partner of SCC MGMT II and SCC VENTURE MGMT and is wholly-owned by Neil Nanpeng Shen, received an aggregate of 150,560 Ordinary Shares. On November 24, 2014, the closing price of the ADSs on the New York Stock Exchange was $22.72. Following the November 2014 Distribution, the aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 7,536,608.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety to read as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares in this Statement are based upon 97,671,140 Ordinary Shares stated to be outstanding as of September 30, 2014 in Vipshop’s earnings release filed with the Securities and Exchange Commission on Form 6-K on November 20, 2014. The Reporting Persons may be deemed to beneficially own an aggregate of 7,536,608 Ordinary Shares, which constitutes approximately 7.7% of Vipshop’s Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SCC II beneficially owns 3,411,017 Ordinary Shares, which represents approximately 3.5% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PTRS II beneficially owns 71,079 Ordinary Shares, which represents approximately 0.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PF II beneficially owns 547,790 Ordinary Shares, which represents approximately 0.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC MGMT II, as the general partner of each of SCC II, SCC PTRS II and SCC PF II, may be deemed to beneficially own an aggregate of 4,029,886 Ordinary Shares, which represents approximately 4.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC CV HOLD beneficially owns 2,552,386 Ordinary Shares, which represents approximately 2.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE, as a parent company of SC CV HOLD, may be deemed to beneficially own 2,552,386 Ordinary Shares, which represents approximately 2.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE PTRS, as a parent company of SC CV HOLD, may be deemed to beneficially own 2,552,386 Ordinary Shares, which represents approximately 2.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE PF, as a parent company of SC CV HOLD, may be deemed to beneficially own 2,552,386 Ordinary Shares, which represents approximately 2.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE MGMT, as the general partner of SCC VENTURE, SCC VENTURE PTRS and SCC VENTURE PF, may be deemed to beneficially own 2,552,386 Ordinary Shares, which represents approximately 2.6% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of each of SCC MGMT II and SCC VENTURE MGMT, may be deemed to beneficially own an aggregate of 6,582,272 Ordinary Shares, which represents approximately 6.7% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, which is the parent company of SCC HOLD, may be deemed to beneficially own an aggregate of 6,582,272 Ordinary Shares, which represents approximately 6.7% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC UR, which is a limited partner of SCC MGMT II and SCC VENTURE MGMT and is wholly-owned by Neil Nanpeng Shen, may be deemed to beneficially own an aggregate of 206,342 Ordinary Shares, which represents approximately 0.2% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Neil Nanpeng Shen, who wholly owns and is the sole director of each of SNP and SCC UR, may be deemed to beneficially own an aggregate of 7,536,608 Ordinary Shares, which represents approximately 7.7% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by another member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except with respect to the disposal of Ordinary Shares by the Reporting Persons in the November 2014 Distributions and the sale of Ordinary Shares by Neil Nanpeng Shen on November 3, 2014, each as more fully described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Joint Filing Agreement dated as of June 24, 2013, by and among SCC II, SCC PTRS II, SCC PF II, SCC MGMT II, SC CV HOLD, SC VENTURE, SC VENTURE PTRS, SC VENTURE PF, SC VENTURE MGMT, SCC HOLD, SNP, SCC UR and Neil Nanpeng Shen (incorporated by reference to Exhibit 1 to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on June 24, 2013).

2	Amended and Restated Shareholders’ Agreement, dated as of April 11, 2011, by and among Vipshop, SCC II, SCC PTRS II, SCC PF II, SC CV HOLD and certain other parties (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 of Vipshop, filed on February 17, 2012).

3	Share Subscription Agreement, dated as of January 24, 2011, by and among Vipshop, SCC II, SCC PTRS II, SCC PF II and certain other parties (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on April 9, 2012).

4	Share Subscription Agreement, dated as of April 11, 2011, by and among Vipshop, SC CV HOLD and certain other parties (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Registration Statement on Form F-1 of Vipshop, filed on March 9, 2012).

5	Form of Underwriting Agreement (including a form of Lock-Up Agreement as Exhibit E thereto), by and among Vipshop, the selling shareholders named therein, Goldman Sachs (Asia) L.L.C., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form F-1 of Vipshop, filed on March 11, 2013).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 26, 2014

SEQUOIA CAPITAL CHINA II, L.P. SEQUOIA CAPITAL CHINA PARTNERS FUND II, L.P. SEQUOIA CAPITAL CHINA PRINCIPALS FUND II, L.P.

By: Sequoia Capital China Management II, L.P. A Cayman Islands exempted limited partnership, General Partner of Each

By: SC China Holding Limited A Cayman Islands limited liability company Its General Partner

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SEQUOIA CAPITAL CHINA MANAGEMENT II, L.P.

By: SC China Holding Limited A Cayman Islands limited liability company Its General Partner

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SEQUOIA CAPITAL 2010 CV HOLDCO, LTD.

/s/ Wendy Kok
Name:	Wendy Kok

Title:	Authorized Signatory

SEQUOIA CAPITAL CHINA VENTURE 2010 FUND, L.P. SEQUOIA CAPITAL CHINA VENTURE 2010 PARTNERS FUND, L.P. SEQUOIA CAPITAL CHINA VENTURE 2010 PRINCIPALS FUND, L.P.

By: SC China Venture 2010 Management, L.P., A Cayman Islands exempted limited partnership Its General Partner

By: SC China Holding Limited A Cayman Islands limited liability company General Partner of Each

/s/ Wendy Kok
Name:	Wendy Kok

Title:	Authorized Signatory

SC CHINA VENTURE 2010 MANAGEMENT, L.P.

By: SC China Holding Limited A Cayman Islands limited liability company Its General Partner

/s/ Wendy Kok
Name:	Wendy Kok

Title:	Authorized Signatory

SC CHINA HOLDING LIMITED

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen

Title:	Authorized Signatory

SNP CHINA ENTERPRISES LIMITED

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	Authorized Signatory

SEQUOIA CAPITAL CHINA UR HOLDINGS LIMITED

/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

NEIL NANPENG SHEN

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen